FORM 10-SB/A
           GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL BUSINESS
            ISSUERS PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES
                            EXCHANGE ACT OF 1934

                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C.  20549


                            MEDCARE TECHNOLOGIES, INC.
                            --------------------------
             (Exact name of registrant as specified in its charter)



   DELAWARE                                                  87-0429962B
    --------                                                 ---------------
(State or other jurisdiction of                              (I.R.S. Employer
incorporation or organization)                               Identification No.)

2443 Warrenville Road, Suite 600, Lisle, Illinois            60532
-------------------------------------------------            -----
(Address of principal executive offices)                     (Zip Code)


Registrant's telephone number, including area code: (800) 611-3388
                                                    --------------

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class                                     Name of each exchange on
to be so registered                                     which each class is to
                                                        be registered

Common Stock                                            None
$0.001 par value

Securities to be registered pursuant to Section 12(g) of the Act:

                     100,000,000 Shares of Common Stock,
                          including 800,000 options
                     1,000,000 Shares of Preferred Stock

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                              TABLE OF CONTENTS

                                                                           Page
COVER PAGE   ..............................................................  1

TABLE OF CONTENTS   .......................................................  2

PART I         ............................................................  3

     DESCRIPTION OF BUSINESS  .............................................  3

     DESCRIPTION OF PROPERTY  ............................................. 13

     DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES     .......... 14

     REMUNERATION OF DIRECTORS AND OFFICERS  .............................. 16

     SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITYHOLDERS
 ........ 16

     INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS   ..........
17

     SECURITIES BEING OFFERED ............................................. 17

PART II   ................................................................. 18

     MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S
     COMMON EQUITY AND OTHER STOCKHOLDER MATTERS  ......................... 18

     LEGAL PROCEEDINGS   .................................................. 19

     CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS     .................... 19

     RECENT SALES OF UNREGISTERED SECURITIES .............................. 19

     INDEMNIFICATION OF DIRECTORS AND OFFICERS    ......................... 20

PART F/S  ................................................................. 20

     FINANCIAL STATEMENTS     ............................................. 20

PART III  ................................................................. 20

     INDEX TO EXHIBITS   .................................................. 20

SIGNATURES     ............................................................ 21

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                                     PART I

     The issuer has elected to follow Form 10-SB, Disclosure Alternative 2.

ITEM 6.  DESCRIPTION OF BUSINESS

     MedCare Technologies, Inc. (the "Company") is a developmental stage company. The Company, formerly known as Multi-Spectrum Group, Inc., was incorporated under the name Santa Lucia Funding, Inc., in the State of Utah on January 17, 1986, with an authorized capital of 50,000,000 common shares with a par value of $0.001 for the purposes of raising capital in order to seek business opportunities believed to hold potential for profit. On February 8, 1990, the Company adopted a plan of merger with Multi-Spectrum Group, Inc., a Delaware corporation, and Santa Lucia Funding, Inc., a Utah corporation, merged into Santa Lucia Funding, Inc., a Utah corporation, which then changed its name to Multi-Spectrum Group, Inc. The outstanding shares of Multi-Spectrum Group, Inc. were converted into common shares of Santa Lucia Funding, Inc. at the exchange rate of 55,305 shares of Santa Lucia for each common share of Multi-Spectrum then issued and outstanding. In addition, the number of common shares authorized was increased from 50,000,000 to 100,000,000 with the par value remaining at $0.001. On November 13, 1992, the Company issued 8,7722,800 shares of its Common Stock to Group of Five, Inc. in exchange for services rendered. The Company was inactive during the period from February 1990 to August 1995, at which point the Company acquired the MedCare program for treating incontinence.

     On August 11, 1995, a reverse split of the common stock by a ratio of one new for 1,200 old was effected, with the par value remaining at $0.001. This reduced the total number of shares issued and outstanding to 58,519. On August 14, 1995, the Company acquired MedCare Technologies Corporation, a Nevada corporation, as a wholly-owned subsidiary in exchange for 2,000,000 shares of the Company's common stock, for a total value of $300,000. This transaction was completed in order to acquire the MedCare UI System, a method for treating urinary incontinence without the use of drugs or surgery. On August 25, 1995, the Company approved an increase in the authorized capital to 101,000,000 shares of stock, comprised of 100,000,000 common shares with a par value of $0.0001 per share and 1,000,000 preferred shares with a par value of $0.25 per share, and approved a name change to MedCare Technologies, Inc.

  On August 15, 1995, the Company authorized in a Private Placement Memorandum, pursuant to Regulation D, Rule 504, offering 4,200,000 shares of its common stock at a price of $0.15. This offering was conducted in order to raise money for research and development on the MedCare UI System and was broken down as follows: $300,000 for public relations and advertising, $155,000 for market research and development, $45,000 for consulting, $25,000 for miscellaneous expenses and $75,000 as a cash reserve. On September 20, 1995, the offering was completed with all shares being issued for a total value of $630,000, less offering costs of $30,000.

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     On October 1, 1995, the Company's wholly owned subsidiary, MedCare
Technologies Corporation, acquired 100% of Manon Consulting Ltd., an Alberta, Canada, corporation, for a nominal value from its owners, Diane Nunzianto, a MedCare Technologies, Inc. director and Philip Tolley and Mel Tolley. On December 31, 1995, the Company issued 16,666 shares of its common stock for $50,000 cash and 25,000 shares of its common stock in exchange for consulting services for a total value of $75,000.

    The Company offered for sale a Private Placement Memorandum pursuant to Regulation D, Rule 504 which was begun on June 20, 1996 and completed on August 15, 1996. This offering was for 50,000 shares of common stock at $4.75 per share for a total offering of $237,500. The proceeds from this offering were used for equipment purchase, advertising and marketing, and working capital.

     The Company offered for sale a Private Placement Memorandum pursuant to Regulation D, Rule 504 which was begun on November 18, 1996 and completed on December 24, 1996. This offering was for 56,000 shares of common stock at $4.50 per share for a total offering of $252,000. The proceeds from this offering were used for equipment purchases, advertising and marketing and working capital.

     Narinder Thouli, a member of the Board of Directors, resigned on November 1, 1996. He resigned for personal reasons and did not have any disagreements with the Company. On October 4, 1996 a migratory merger was completed changing the Company's domicile from Utah to Delaware.

     The going concern opinion of the independent accountant, as disclosed in the Company's Independent Auditors Report attached to Part F/S, is as follows:

     "The Company is a Developmental Stage Company as defined in Financial Accounting Standards Board Statement No. 7. The Company is devoting substantially all of its present efforts in establishing a new business and its planned principal operations have not commenced and, accordingly, no revenue has been derived therefrom. In addition, the Company does not presently have adequate financing to carry out its business plan. These factors raise substantial doubt about its ability as a going concern. The Company's ability to continue as a going concern is dependent upon a successful purchase and financing of a business and its ability to establish itself as a profitable business. The financial statements do not include any adjustments that might result from the outcome of this uncertainty."

     The MedCare program is a multi-modality program based primarily on behavioral techniques for treatment. These techniques include biofeedback using electromyography (EMG), pelvic floor muscle exercises and bladder and bowel re-training. The program is designed to activate and strengthen the various sensory-response mechanisms that maintain bladder and bowel control. The therapy is provided through computerized instrumental electromyography biofeedback and is based

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on operant conditioning strategies whereby specific physiological responses are progressively shaped, strengthened and coordinated. All patients entering the MedCare treatment program are initially evaluated by a physician and a biofeedback clinician whose expertise is in bladder and bowel control.

     The MedCare program is individualized for each patient's needs and circumstances. It focuses on their clinical, cognitive, functional and residential status to produce a comprehensive program for bladder and bowel disorder sufferers. These terms may be defined as follows:

Clinical -- The MedCare program works with patients with a primary diagnosis of pelvic floor muscle weakness or spasm. The secondary diagnosis is usually urinary incontinence, fecal incontinence, pelvic pain, constipation, etc. In addition, other secondary diagnosis could be MS, Parkinson's disease, incomplete spinal cord injury, diabetes, CVA, Spina Bifida, IBS, Imperforated Anus, Hirschbrung's disease, child birth injury, etc.

Cognitive -- The MedCare program works with cognitive functions ranging from normal to moderately impaired. The patient must be able to follow directions, cooperate with the treatments and respond to written and verbal cueing. Biofeedback therapy, which is part of MedCare's program, has been shown to be successful in the treatment of incontinence in patients with traumatic brain injury as long as they can meet the above requirements.

Functional -- The MedCare program works with patients on a variety of functional levels from normal to moderately impaired. The only thing that must be largely intact is the nerves that go to the pelvic floor and the pelvic floor muscles themselves. For example, the program will work for incomplete spinal cord patients as long as the nerves and muscles are intact, and not for patients who have complete spinal cord injuries.

Residential -- The patients who come to the MedCare program are all outpatients. At present, the MedCare program does not go to the patients' homes, provide in-patient hospital treatment or in-patient residential programs.

     The fundamental goals for the MedCare program, as they relate to bladder and bowel function, are:

1. Increase the strength and tone of the pelvic floor muscles that prevent incontinence;
2. Augment the motor efficiency of the striated pelvic floor muscles;
3. Enhance sensory-response systems that trigger motor activity which prevent or limit incontinence;
4. Decrease abnormal motor substitutions that are ineffective in preventing incontinence;
5. Re-establish normal muscle activity which may contribute to voiding and defecation dysfunction;
6. Provide patients with strategies that establish normal bowel and bladder habits; and
7. Reduce incontinence and symptoms of urgency and frequency.

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     To reach these goals, the MedCare program may use the following treatments or procedures:

1.  Biofeedback using electromyography;
2.  Bladder ultrasound;
3.  Aerodynamicist;
4.  Electrical stimulation of the pelvic floor muscles;
5.  Anorectal Manometry;
6.  Weighted vaginal cones;
7.  Rectal pressure balloons;
8.  Pelvic floor muscle exercises;
9.  Various behavioral programs for bladder and bowel re-training; and
10. Behavioral strategies and home programs which generalize gains made within each treatment session to the patient's life situation.

     The following disorders respond to this treatment:

Urinary Dysfunction

1.  Stress incontinence;
2.  Urge incontinence;
3.  Mixed stress and urge incontinence;
4.  Bladder disorders secondary to neurologic disorders;
5.  Urinary frequency and urgency;
6.  Hyperactive or dissynergic sphincters; and
7.  Pelvic floor muscle strengthening prior to bladder suspension surgery.

Bowel Dysfunction

1. Fecal incontinence, idiopathic, or due to muscle or nerve damage from obstetrical trauma, or surgery;
2. Disordered defecation caused by excessive spasm or activity of the pelvic floor muscles; i.e., constipation, acquired megacolon;
3. Bowel disorders secondary to neurologic disorders; i.e., CVA (stroke), incomplete spinal cord injury, multiple sclerosis, spina bifida, etc.;
4.  Hirschbrung's disease;
5.  Irritable bowel syndrome; and
6. Adjunct to surgical procedures such as muscle transpositions, ostomy reversal surgeries, anal spincteroplasty and imperforated anus.

Pelvic Floor Disorders

1.  Levator ani syndrome;
2.  Perineal descent syndrome; and

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3.  Spastic floor syndrome.

Admission to the MedCare Program
________________________________

     Admission to MedCare's program is by a physician's order for pelvic floor muscle strengthening or pelvic floor muscle spasm. The referral may come from a physician who has completely evaluated the patient and has determined that EMG biofeedback therapy in conjunction with behavioral programs is a reasonable treatment for the patient. The referral may also come from a physician who would like more assessment of the patient. In that case, the patient would be referred to the physician working with MedCare's program for evaluation to see if he or she is an appropriate candidate for EMG biofeedback therapy. A patient can also self-refer to the MedCare program, but must first be evaluated by the physician working with MedCare's program to see if the individual is an appropriate candidate for treatment. The cost of the MedCare program is covered by most insurance companies and by Medicare.

Course of Treatment
-------------------

     The MedCare program begins by having the clinician (a licensed and registered physical therapist, occupational therapist or nurse) review the patient's medical history. The clinician then conducts an in-depth verbal interview with the patient regarding his or her bladder or bowel dysfunction.
A patient diary is then given to the patient to fill out for a week at a time to keep track of their symptoms better. This diary is reviewed each visit and helps to track patient progress and improvement.

     The patient then undergoes a physical assessment, which varies according to the patient's disorder and symptoms. In the case of bladder dysfunction, the physical assessment may include EMG measurements of the pelvic floor showing baselines, maximum contraction/relaxation and degree of maladaptive abdominal substitution with attempts at pelvic floor muscle contraction. A bladder scan, catheterization or aerodynamicist may also be done. These help to evaluate the patient's post-void residual volumes, bladder compliance, presence of uninhibited bladder contractions and sensation related to increasing levels of bladder infusion.

     In the case of bowel dysfunction, the physical assessment consists of EMG measures of the pelvic floor muscles showing baselines, maximum contraction/ relaxation, degree of maladaptive abdominal substitution with attempts at pelvic floor muscle contractions and the ability to relax with defecation maneuvers. Anal manometry may also be done to show the dynamic characteristics of the pelvic floor, coordination and synchrony of the internal and external anal sphincters and sensation in response to varying degrees of rectal distention.

     After the evaluation identifies the patient's dysfunctional motor patterns, the MedCare treatment program is then individualized to include the modalities that will be used and a home exercise program. At each consecutive treatment session the patient's progress is reviewed, new

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goals are set and the patient's program is changed to accommodate their current situation and symptoms.

Length of Treatment
-------------------

     Initial treatment sessions are usually one hour in length at one week intervals, with the inter treatment interval increasing thereafter for most ambulatory non-neurological compromised outpatients. As a result, most patients will be seen over a three- to four-month period, with an average of six to eight treatment sessions. MedCare's program relies on patients following a specific individual home exercise program that is updated during each treatment session. If, however, the patient's condition demands more intensive therapy (i.e., neurologic disorders, cognitive dysfunction or pediatric patients) or if the patient's ability to perform the home program is compromised, the treatment sessions may need to be scheduled more frequently and over a longer period of time.

Contradictions to Treatment
---------------------------
The most significant contradiction to MedCare's program is the patient's lack of motivation, inability to follow directions and failure to remember to do the home exercise program. Since each patient is carefully and thoroughly assessed and is followed closely, however, the clinician can determine within just a few sessions if the patient will benefit from the program or not. If the patient is found to be inappropriate for therapy, other methods of treatment will be offered, such as regular toileting or adaptive equipment. In addition, the evaluating physician may also determine contradictions to theraphy such as anatomic obstruction, severe descensus, prolapse or severe neurologic disorder.

Effectiveness of the MedCare Program
------------------------------------

     The value and effectiveness of neuromuscular re-education therapy and behavioral techniques has been well documented by many notable and respected researchers. Studies in the various applications of biofeedback (EMG), combined with behavioral treatments, report a range of 54% to 95% improvement in incontinence across different patient groups. The researchers of one such study (1) were able to obtain a mean 82% reduction in stress incontinence and a range of 30% to 100% reduction in urge incontinence. With regard to fecal incontinence with various age groups, including

----------
     1 Burgio KL, Whitehead WE & Engel BT. "Urinary incontinence in the elderly: bladder/spincter biofeedback and toileting training." ANNALS OF INTERNAL MEDICINE. 103(1985): 507-515.

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geriatric patients and children with spina bifida, reports (2 3 4) indicate a range of 66% to 77% using behavioral and neuromuscular re-education techniques.

     Combined analyzes of 22 articles that dealt with behavioral techniques in community-dwelling adults were reviewed (5) by a subcommittee of behavioral experts and then by external reviewers. The number of patients (both male and female) studied in the combined analyzes was 887, with an average age of 53 years. The number of baseline incontinent episodes ranged from 4 to 21 per week, per article, with an overall average of 6 per week. Based on the weighted combined data, the average percent reduction in incontinent episodes ranged from 4 to 21 per week, with an overall average of 6 per week. Based on the weighted combined data, the average percent reduction in incontinence frequency at the end of treatment was 64.6%, with a 95% confidence interval ranging from 58.8% to 70.4%.

     Successful application of behavioral treatment and neuromuscular re-education therapy using biofeedback is highly dependent on the knowledge and skill of the health care provider. This very important factor is the principle reason for such a wide percentage range in the studies mentioned above. In contrast, MedCare protocols are in-depth, standardized and comprehensive. All MedCare-trained clinicians receive training in every aspect of the treatment program, including familiarity with evaluation techniques, anatomic and physiologic correlates of the different forms and symptoms of bladder dysfunction, instrumentation and behavioral principles that guide the MedCare program for incontinence.

     At MedCare's developmental clinic in Calgary, Alberta, a study of randomly selected volunteers was conducted to rate the effectiveness of the program. Eighteen subjects with stress, urge or mixed incontinence were chosen with the approval of their physicians. There were 3 males and 15 females, with an average age of 64.6. The results of this study revealed a statistically significant reduction in incontinent episodes in the randomly selected patient population. Before the treatment program began, the subjects had an average of
5.5 incontinent episodes per day. After the treatment program, only 2 out of the 18 patients displayed any symptoms of incontinence -- representing an 89% success rate. A 12 month follow-up revealed no tendency for relapse.

     A study using a larger patient population base was conducted by Cheryl Aikey of Albany, New York. Out of 200 patients, ranging in age from 17 to 89 years of age, the study revealed an

---------------
2 Engel, BT, Nikoomanesh P & Shuster MM. "Operant conditioning in the treatment of fecal incontinence." THE NEW ENGLAND JOURNAL OF MEDICINE. 290
(1974):  646-649.

3 Whitehead WE, Burgio KL & Engel BT. "Biofeedback treatment of fecal incontinence in geriatric patients." JOURNAL OF AMERICAN GERIATRIC SOCIETY. 33
(1985): 320-324.

4 Wald A. "Biofeedback for neurogenic fecal incontinence: rectal sensation is a determinant of outcome." JOURNAL OF PEDIATRIC GASTROENTEROLOGY AND
NUTRITION.
2(1983): 320-324.

5  Urinary Incontinence Guideline Panel.  URINARY INCONTINENCE IN ADULTS:
CLINICAL PRACTICE GUIDELINES. ACHPR Pub 9-2-0038. Rockville, MD: Agency for Health Care Policy & Research; PHS, HHS: March 1992.

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overall improvement rate of 77%.  The high success rate of MedCare's program, along with ample positive clinical evidence from other independent researchers, supports the Company's expectations that a conservative approach in treating incontinence will become the preferred treatment choice of all sufferers in the near future. At present, the only hindrance to this conversion of treatment modality (surgery, drugs and diapers being the current modalities of choice) is the ignorance of the patient population and the medical community -- few realize that an alternative treatment program exists at the present time.

Present Stage of Development
----------------------------

     The MedCare program is offered in conjunction with a urologist, obstetrician/gynaecologist, gastroenterologist and/or colon rectal surgeon in an existing private office, clinic or hospital setting. With the exception of costs relating to the purchase of EMG and bladder scan equipment (approximately $14,000) and the recruitment and training of nurse clinicians (approximately $6,000), this arrangement allows the Company to establish its program with minimal infrastructure costs. Once a nurse clinician has been recruited, usually through local newspaper advertisements or referral, a two-week training program ensues, followed by on-going advanced training and development of skills specific to the treatment of patients using the MedCare program. One week prior to actual opening, an advertising program begins to inform potential patients that the MedCare program is available. A twelve month plan of operations is outlined at the end of this Item 6.

     At present, the Company has one operating clinic located at Suite 800-500 East Robinson, Norman, Oklahoma, 73071, under the direction of Dr. Michael M. Blue, a director of the Company. A second clinic opened in the fall of 1996. The second clinic is located at 4840 College Boulevard, Overland Park, Kansas, 66211-1601 and is under the direction of Dr. Herbert C. Hodes. Additional locations are planned for New York, Florida, Texas, Colorado, Illinois and California in calendar 1997. To aid in the expansion, an experienced sales team consisting of ten representatives has been assembled to market the MedCare program to physicians. As compensation, each sales representative will receive consideration from the sale of equipment that MedCare uses in each site.

     All of the staff for these clinics will be registered nurses. The Company anticipates that the start-up costs per clinic will total $30,000, broken down as follows:

          EMG Biofeedback Equipment                                      $14,000
          Bladder Scan                                                   $ 6,000
          Miscellaneous (furniture, office supplies, etc.)    $ 6,000
          Training                                                       $ 5,000
                                                             -------
          Total Start-Up Expenses                                        $30,000

Regulatory Consideration
------------------------

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     Since the MedCare program is a multi-modality program based primarily on behavioral techniques for treatment using EMG biofeedback, pelvic floor muscle exercises and bladder and bowel re-training, the Company does not require any regulatory approvals from such agencies as the FDA. Additionally, since all MedCare sites are under the direct supervision of medical doctors, only approved insurance codes and procedures are used for Medicare, Medicaid and other private insurance companies.

     The Company has developed the MedCare UI System as a non-invasive (i.e., no catheters or other internally implanted devices), non-surgical, non-drug, cost effective way to significantly reduce or potentially eliminate many symptoms of urinary incontinence (UI). Compliance with Federal, Provincial and local environmental provisions will have no material effect upon the Company. To date, the Company has spent $155,000 on the development of medical protocols, advertising, equipment, and other research and development costs.

     Compared to alternative treatment options, the MedCare program is cost effective because the end result is the reduction or complete elimination of the most commonly found symptoms of urinary incontinence. The average patient suffering from urge or stress incontinence requires between six to eight treatments using the MedCare program. Since each treatment session is covered by most health insurance companies, upwards of 80% of the approximately $200 cost is paid for by insurance. The total cost to the patient is approximately $240 to $320 (20% of the $1,200 to $1,600). In the case of absorbent products, for example, an average sufferer spends an estimated $1,500 to $1,800 each and every year just in order to contain the problem. The cost of surgical intervention is around $10,000.

     At present, there are only a few small incontinence clinics scattered across North America that use a combination of currently available non-invasive alternative treatment options to treat UI patients. Most, if not all, of these clinics have limited financial strength for adequate marketing and advertising, and operate only locally. The Company plans to market its own UI clinics through a combination of radio, TV, print, direct mail, seminars, doctor referral and guest interviews by Company representatives in the local media.

     There are two characteristics of the Company's operation which may have a material impact upon the Company's future financial performance: its reliance on insurance coverage for payment and referrals from gynaecologists, urologists, urogynaecologists and other medical professionals. Because the MedCare UI System is primarily based on EMG (electromyography) biofeedback, which is an approved service by Medicare, Medicaid and most commercial insurance companies and has been reimbursed for many years, insurance is expected to cover approximately $200 per patient treatment, with the average patient requiring 6 to 8 visits. Currently, the Medicare CPT cores (and approximate Medicare allowance) being used include 51784 -- EMG urethral/anorectal ($100), 90900 -- EMG biofeedback ($61), 97530 -- Therapeutic activities ($21) and 97750 -- Physical performance, test or measurement ($25) for a total reimbursement of $207. Payments from HMOs such as AEtna, Cigna and Humana are expected to range from 50% to 100% of the treatment costs. There can be

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no assurance, however, that such payments will be received by the Company.  Due to the fact that the Company's treatment process is non-surgical and non-drug, however, it offers a lower cost treatment alternative and it is unlikely, therefore, that insurance coverage will change. Many medical professionals, moreover, advocate drugs or surgery as their preferred method of treatment for incontinent patients, primarily because they have been trained to do so and are financially motivated to offer surgery, drugs or other invasive treatment options. There is no guarantee that this will change in the future.

Competition
-----------

     MedCare's treatment program for incontinence directly competes with a number of different treatment modalities offered by medical practitioners, various collection and containment devices and a number of small "ma and pa"- type clinical operations. Competitive treatments include the following:

     SURGERY -- Surgery is an expensive and traumatic procedure which requires hospitalization. The outcomes of these delicate and complicated procedures often vary because the success depends on a number of factors. Unfortunately, the short term advantages of surgical intervention soon diminish over a period of time because of the body's intrinsic physiology -- much like an obese person's weight returning after being surgically removed if eating or exercise habits remain unchanged.

     ADULT DIAPERS -- Absorbent products, made popular in recent years, do nothing for the condition with the exception of containment, leave the sufferer with the problems of odor and dampness and contribute to skin breakdown and urinary tract infections. Current major competitors in the adult absorbent market include Kimberly-Clark Corp., Proctor & Gamble Co., Johnson & Johnson, Confab Technologies, Inc. and INBRAND Corp.

     DRUGS -- Drugs require continual, life-long usage and generally alleviate the symptoms in part but are seldom curative and carry the risk of adverse side effects, often affecting the cardiovascular and circulatory systems. Current major competitors in this market include Marion Merrel Dow, Ayerst Laboratories and Lederle Laboratories.

     CATHETERS -- Catheters are inserted into the bladder through the urethra in order to allow for the drainage of the bladder directly through a tube into a urine collection bag. Many experience the inconvenience of a long tube and collection bag and many suffer from certain medical conditions, such as urinary tract infections, arising from a continuously indwelling catheter. Current major competitors in the catheter/urine collection bag drainage system market include C.R. Bard, Inc., Kendall Co., Mentor Corp., ConvaTec Ltd. and Baxtor Technologies, Inc.

     INJECTABLE MATERIALS -- Periurethral injections generally show promise when used in patients suffering from specific anatomical defects, principally intrinsic sphincteric deficiency.

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

Unfortunately, this limits its use to around 10% of the UI population. Current major competitors in the market for surgical or implantable products for incontinence include American Medical Systems, Inc., C.R. Bard, Inc., Collagen Corporation, Mentor Corp. and Johnson & Johnson.

     MECHANICAL DEVICES -- Most mechanical devices, such as vaginal pessaries, diaphragm rings and other inflatable and non-inflatable devices, work by supporting the urethrovesical junction. Despite their wide availability, these products have not gained wide acceptance among UI sufferers. In addition to the difficulty of properly fitting patients with these devices, other potential adverse side effects include vaginal discharge and tissue erosion.

Ignorance of Sufferers and the Medical Community
------------------------------------------------

     The greatest competition by far, however, comes from the ignorance of the marketplace. A significant number of incontinence sufferers do not seek medical guidance or treatment of any kind, either because they are too embarrassed, believe that their condition is a normal part of aging or bearing children or are not aware that a genuine medical treatment is available. Not only are most sufferers ignorant of the care and treatment options available for their condition, but so are a vast number of people in the medical profession. In fact, so few doctors are knowledgeable that the Agency for Health Care Policy and Research recommended that information regarding incontinence be included in the curricula of undergraduate and graduate health professional schools.

     Many medical professionals, such as urologists, gynaecologists or urogynaecologists, advocate drugs or surgery as their preferred choice of treatment for incontinent patients, primarily because they have been trained to do so and are financially motivated to offer surgery, drugs and other invasive treatment options.

"Ma & Pa" Clinics
-----------------
     At present, there are a number of small incontinence clinics scattered across North America which use a combination of currently available non-invasive alternative treatment options to treat incontinent patients. Some of these clinics include small operations in Chicago and Milwaukee (The Continence Control Service), Southern Florida (Advantage Medical), Burbank, California (Continence Restoration Service, Edina, Minnesota (Urofitness Center) and Bryn Mawr, Pennsylvania (Uro-Rehab). In addition, Colorado-based First Choice for Continence, Inc. is attempting to form alliances with physicians by charging doctors a fee for a continence service. This program also requires the doctor to pay for all equipment, marketing and advertising charges and the salary of a nurse-practitioner.

Plan of Operations
------------------

                              Month 1        Month 2        Month 3    Month 4

Number of Clinics                  0            2                2          4
Number of New Clinics              2                             2
Total Number of Clinics            2            2                4          4
Nummber of Clinicians               2           2                4          4
Number of Recep/Admin              2            2                4          4
Number of Patients/day             4            6               12         16
Number of Patients/Mo

Total Revenues                14,080       21,120           42,240     56,320

Expenses
  Advertising/Marketing       15,000       15,000           30,000     30,000
  Clinician Salary             6,000        6,000           12,000     12,000
  Receptionist/Admin               0            0            8,000      8,000
  Staff Workers Comp             285          285              705        705
  Staff FICA/Medicare            727          727            1,798      2,257
  Staff SUI/FUTA               1,776        1,776            2,960      2,960
  Clinician Continuing Ed        250          250              500        500
  Amort/Dep & Good Will       11,246       11,246           11,780     11,780
  Miscellaneous Costs            667          667            1,333      1,333
  Management                   3,500        3,500            3,599      9,500
  Financial Relations         10,000       10,000           10,000     10,000
  Office Rent & Oper             350          350              350      5,000
  Other                          422          634            1,267      1,690
Total Expenses                50,223       50,434           84,193     95,905

Income Before Tax            -36,143      -29,314          -41,953    -39,585
Income Tax
Net Income                   -36,143      -29,314          -41,953    -39,585

                              Month 5      Month 6          Month 7    Month 8

Number of Clinics                  4            6                6          8
Number of New Clinics              2                             2
Total Number of Clinics            6            6                8          8
Number of Clinicians               6            8               10         12
Number of Recep/Admin              6            6                8          8
Number of Patients/day            24           30               40         48

Number of Patients/Mo             88          132              264        352

Total Revenues                84,480      105,600          140,800    168,960

Expenses
  Advertising/Marketing       45,000       45,000           60,000     60,000
  Clinician Salary            18,000       24,000           30,000     36,000
  Receptionist/Admin          12,000       12,000           16,000     16,000
  Staff Workers Comp           1,320        1,500            1,800      1,980
  Staff FICA/Medicare          3,366        3,825            4,590      5,049
  Staff SUI/FUTA               4,440        5,032            6,216      6,808
  Clinician Continuing Ed        750        1,000            1,250      1,500
  Amort/Dep & Good Will       12,314       12,848           13,382     13,916
  Miscellaneous Costs          2,000        2,667            3,333      4,000
  Management                  14,000       14,000           14,000     14,000
  Financial Relations         10,000       10,000           10,000     10,000
  Office Rent & Oper           5,000        5,000            5,000      5,000
  Other                        2,534        3,168            4,224      5,069
Total Expenses               130,724      140,040          169,795    179,332

Income Before Tax            -46,244      -34,440          -28,995    -10,362
Income Tax
Net Income                   -46,244      -34,440          -28,995    -10,362

                              Month 9        Month 10      Month 11   Month 12

Number of Clinics                  8           10               10         12
Number of New Clinics              2                             2
Total Number of Clinics           10           10               12         12
Number of Clinicians              14           16               18         20
Number of Recep/Admin             10           10               12         12
Number of Patients/day            60           70               84         94
Number of Patients/Mo          1,320        1,540            1,848      2,068

Total Revenues               211,200      246,400          295,680    330,880

Expenses
  Advertising/Marketing       75,000       75,000           90,000     90,000
  Clinician Salary            42,000       48,000           54,000     60,000
  Receptionist/Admin          20,000       20,000           24,000     24,000
  Staff Workers Comp           2,280        2,580            2,880      3,060
  Staff FICA/Medicare          5,814        6,579            7,344      7,803

  Staff SUI/FUTA               7,992        8,880           10,064     10,656
  Clinician Continuing Ed      1,750        2,000            2,250      2,500
  Amort/Dep & Good Will       14,450       14,984           15,518     16,052
  Miscellaneous Costs          4,667        5,333            6,000      6,667
  Management                  14,000       18,000           18,000     18,000
  Financial Relations         10,000       10,000           10,000     20,000
  Office Rent & Oper           5,000        5,000            5,000      5,000
  Other                        6,226        7,392            8,870      9,926
Total Expenses               209,000      224,000          254,000    274,000

Income Before Tax              2,000       23,000           42,000     57,000
Income Tax
Net Income                     2,000       23,000           42,000     57,000


                             YEAR 1

Number of Clinics
Number of New Clinics
Total Number of Clinics
Number of Clinicians
Number of Recep/Admin
Number of Patients/day
Number of Patients/Mo         10,736

Total Revenues             1,717,760

Expenses
  Advertising/Marketing      630,000
  Clinician Salary           348,000
  Receptionist/Admin         160,000
  Staff Workers Comp          19,560
  Staff FICA/Medicare         49,878
  Staff SUI/FUTA              69,560
  Clinician Continuing Ed     14,500
  Amort/Dep & Good Will      159,516
  Miscellaneous Costs         38,667
  Management                 144,000
  Financial Relations        130,000
  Office Rent & Oper          46,050
  Other                       51,533
Total Expenses             1,861,263

Income Before Tax           -143,503
Income Tax
Net Income                  -143,503

Discussion of Plan of Operations
--------------------------------

     By the end of fiscal 1997, the Company plans to have twelve (12) established centers, known as The MedCare Program, for the treatment of patients suffering from urinary incontinence. The Company's treatment protocol consists of a multi-modality program based on behavioral techniques and neuromuscular electromyography biofeedback. The MedCare Program is designed to mobilize and strengthen various sensory response systems and is based on operant conditioning strategies whereby specific physiological responses are progressively shaped, strengthened and coordinated. Currently, the Company has three (3) operating units (Norman, Oklahoma, Winter Park, Florida, and Overland Park, Kansas) and a fourth center is expected to open in Denver, Colorado in late May 1997. An additional eight sites are planned for the balance of the year, with openings as indicated in the following table:

          Month       Number of Sites
          July             1
          August           1
          September        2
          October          2
          November         2

     In anticipation of an expanded clinical system in fiscal 1997, the Company plans to establish a new office on June 1, 1997 to be located at Suite 101, 608 South Washington Street, Naperville, Illinois, 60540. This new office is 420 square feet and will be used for training of nursing and clinical staff, on-going supervision of clinics, marketing, billing and collections and general administration. The Company has entered into a one year lease at a rate of $825.00 per month. With the establishment of these offices, the Company intends to terminate its month-to-month lease on the office at Suite 600 Warrenville Road, Lisle, Illinois, 60532 effective June 30, 1997. At this same time, the Company's executive office in Canada will be relocated from 1408-400 Burrard Street, Vancouver, B.C., V6C 3G2 Canada to 217-1628 West 1st Avenue, Vancouver, B.C. This new office is owned by Kundan S. Rayat, a director of the Company, and Tajinder Chohan-Rayat, wife of Harmel S. Rayat, a director of the Company and its President and Chief Executive Officer. The Company has entered into a one year lease for the new Canadian office at a rent of Canadian $2,000 per month. This new office will be used primarily as the Company's executive offices.

Each new MedCare Program clinic will cost approximately $30,000. A breakdown of the opening expenses is listed below:

     EMG Biofeedback Equipment                 $14,000
     Bladder Scan                              $ 6,000
     Miscellaneous (furniture, supplies)       $ 5,000
     Training                                  $ 5,000
                                               -------
     Total Start-Up Expenses                   $30,000

     In order to establish an additional eight clinics (not including the three current clinics and the planned clinic to open in late May 1997 in Denver, Colorado) and meet the Company's anticipated working capital needs, as shown in the attached 12 month pro forma financial projections for 1997, the Company estimates that it will require $513,329 in capital ($240,000 for clinical openings and $273,329 for working capital deficiency). At December 31, 1996, the Company has cash reserves of $220,000 and on February 4, 1997 the Company agreed to a private placement for 176,000 shares of its common stock at $6.25 per share for a total of $1,100,000. At March 31, 1997, the Company had cash reserves of $1,203,418, more than double the anticipated cash required.

      Despite these cash reserves, additional funds may be required in order to proceed with the business plan outlined above. These funds would be raised through additional private placements. There is no assurance that such additional financing will be available when required in order to proceed with the business plan or that the Company's ability to respond to competition or changes in the market place or to exploit opportunities will not be limited by lack of available capital financing. If the Company is unsuccessful in securing the additional capital needed to continue operations within the time required, the Company will not be in a position to continue operations and the stockholders may lose their entire investment.

Assumptions used in Preparing Twelve Month Plan
-----------------------------------------------

     The assumptions relied upon in preparing the Twelve Month Plan are as follows:

     Clinic Openings:           As listed in table above.
     Number of Patient Visits:  As listed in 12 Month Plan (it is anticipated that, on average, each patient will require 6 to
                                8 visits over a 3 to 4 month period).
     Number of Days Per Month:  22
     Revenue per Patient:       $160 per visit
     Advertising and Marketing: $7,500 per clinic, per month
     Clinician Salary:          $3,000 per month per clinci (Clinics operating
                                for longer than 6 months will have 2 clinicians
                                at $3,000 each for a total of $6,000 per month)
     Receptionist/Admin:        $2,000 per month
     Workers Compensation:      3% of gross wages
     FICA/Medicare:             7.65% of gross wages
     SUI/FUTA:                  $296 per employee
     Clinician Continuing
     Education:                 $1,500 per clinician per year

     Amortization,
     Depreciation and Goodwill: Depreciation of medical equipment on a straight line method ($16,000 per clinician) at $3,250
                                per year or $267 per month
     Miscellaneous Costs:       $4,000 per year per clinician for costs of
                                treating patients such as probes, electrodes,
                                disinfectant, gel, gloves, etc.
     Management:                Salary for President at $6,000 per month, for
                                Clinical Director/Trainer at $3,500 per month,
                                for Clinical Salesman at $3,500 per month and
                                for Director of Administration at $3,500 per
                                month
     Financial Relations:       Includes annual audit, SEC filings, public
                                relations, etc.
     Office Rent
     and Operations:            $2,000 for executive offices and $825 for
                                training and clinical center
     Other:                     5% of revenues for miscellaneous costs

Employees
---------
     The Company and its subsidiaries have a total of 6 employees, of whom 4 are full-time.

ITEM 7.  DESCRIPTION OF PROPERTY

     The Company currently has the use of approximately 500 square feet of office space, the use of 2 board rooms, and all office equipment, including a photocopier and telephone equipment, on a shared basis with one of the Company's directors. The offices are located at Suite 1408 - 400 Burrard Street, Vancouver, British Columbia, Canada, and are used primarily as the Company's executive offices. No rent is paid by the Company and there is no lease agreement in place. A second office is located at 2443 Warrenville Road, Suite 600, Lisle, Illinois, 60532. These offices consist of a mailing address, secretarial service and telephone answering service and are rented on a month-to -month basis for $160 per month, with no formal lease in place.

     In anticipation of an expanded clinical system in fiscal 1997, the Company plans to establish a new office on June 1, 1997 to be located at Suite 101, 608 South Washington Street, Naperville, Illinois, 60540. This new office is 420 square feet and will be used for training of nursing and clinical staff, on-going supervision of clinics, marketing, billing and collections and general administration. The Company has entered into a one year lease at a rate of $825.00 per month. With the establishment of these offices, the Company intends to terminate its month-to-month lease on the office at Suite 600 Warrenville Road, Lisle, Illinois, 60532 effective June 30, 1997. At this same time, the Company's executive office in Canada will be relocated from 1408-400 Burrard Street, Vancouver, B.C., V6C 3G2 Canada to 217-1628 West 1st Avenue, Vancouver, B.C. This new office is owned by Kundan S. Rayat, a director of the Company, and Tajinder Chohan-Rayat, wife of Harmel S. Rayat, a director of the Company and its President and Chief Executive Officer. The Company has entered into a one year lease for the new Canadian office at a rent of Canadian $2,000 per month. This new office is 964 square feet, fully furnished, and will be used primarily as the Company's executive offices.

     The Company also maintains a clinic currently being utilized as a developmental facility for the MedCare UI System at 1133 Seventh Avenue, S.W., Calgary, Alberta, Canada. This clinic is 200 square feet in size and is located within a senior citizens' health facility at the Kerby Center for Seniors. The rent on this facility is approximately $300 per month (based on a fixed fee of $100 per patient completing treatment at the facility) and it operates on a month-to-month basis with no existing formal lease arrangement in place, nor contemplated. This clinic is a part-time facility being operated one day per week and has been used, in part, to develop the treatment and business protocols of the MedCare program. A nurse is employed on a part-time basis to treat patients suffering from incontinence using the MedCare program. Because the Canadian medical system does not allow third party reimbursement, only three patients are seen on an average monthly basis. While this facility has the capacity to treat a greater number of patients, the Company has chosen not to pursue a more aggressive advertising program which would draw a greater number of patients. Instead, the Company has chosen to concentrate its efforts on the U.S. marketplace.


ITEM 8.  DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

     The following information sets forth the names of the officers and directors of the Company, their present positions with the Company and biographical information.

HARMEL S. RAYAT (Age 35) President and Chief Executive Officer. Mr. Rayat is one of the co-developers of the MedCare UI System. Mr. Rayat has been in the venture capital industry since 1981 and since January 1993 has been the president of Hartford Capital Corporation, a company which specializes in providing early stage funding and investment banking services to emerging growth corporations. From January 1989 through December 1992 Mr. Rayat was the President and CEO of K.S. Rayat & Company, an investment banking and venture capital company, where he was responsible for research, due diligence and investment strategy in early stage, start-up venture capital investments. From April 1996 to the present he has been President and CEO of Hartford Capital Management, Inc., an investment management company where he is responsible for researching and making direct equity investment in emerging growth public corporations. Mr. Rayat has been a director of the Company since September 1995 and the President since June 18, 1996. Mr. Rayat is also a director of Far West Resources, Inc., a non-reporting company trading on the NASDAQ OTC Bulletin Board.

VALERIE BOELDTt-UMBRIGHT (Age 31) Director of Clinical Services, Director. Mrs. Boeldt-Umbright is a registered nurse, with a Bachelors of Science degree in community health education from Northern Illinois University. With over two years of actual management experience in the day-to-day operation of the Incontinence Clinic in Chicago, Mrs. Boeldt-Umbright has supervised personnel, dealt with insurance and reimbursement matters, marketing and physician interaction and referrals. She has instructed patients in biofeedback for their pelvic floor muscles, established individualized neuromuscular reeducation programs, written new clinical protocols and articles for publication and has worked as a member of a university team to provide excellent care and medical treatment for patients. Ms. Boeldt-Umbright was a nurse insurance examiner in the PMI Division of Equifax Systems from October 1991 to September 1992. From June 1992 to July 1994 she was employed at the Premier Rehabilitation Center of Chicago, where she established a nursing and health education program and was the sole nurse responsible for traumatic brain injury and spinal cord injury clients. At this facility she also established a medication program and bowel/bladder programs, monitored vital signs and dressing changes, and taught inservices, training classes and health care classes for clients and staff. From March 1994 to September 1996 Ms. Boeldt-Umbright was the Manager of Incontinence Control Services. In this position she handled all manager responsibilities, including supervising personnel, insurance claims, marketing and physician interaction and referral, wrote articles for publication and assisted in research. She also explained biofeedback for incontinence and demonsrated techniques to visiting physicians, residents, nurses and fellows. Since March 1996, she has been a director of the Company and Director of Clinical Services. Her responsibilities include the continued development and refinement of the MedCare program and ongoing research, training of all clinicians, writing treatment protocols, training physicians, teaching biofeedback for incontinence, attending advanced conferences and writing articles.

DIANE NUNZIATO (Age 42) Director. Ms. Nunziato has a Bachelors of Science and a Masters of Clinical Science from the University of Western Ontario, as well as numerous certifications in courses ranging from adult learning, clinical supervision and instruction, group dynamics, learning theories, and management. Ms. Nunziato has been instrumental in developing and refining the clinical protocols for the MedCare UI System and in structuring and organizing training courses, developing new teaching techniques and methods of presentation, quality assurance and evaluation of clinical and support staff and has in-depth knowledge of every aspect of establishing a clinical system, including marketing, billing, medical products and equipment, patient and physician interaction, and the training and supervision of personnel. Since July 1990 Ms. Nunziato has been one of 21 instructors internationally of the Hanen Resource Center, where she is responsible for the presentation of intensive adult learning certification courses offered in Canada, the United States and internationally, as well as evaluating other instructors in teaching styles and methods of presentation. Ms. Nunziato has been a director of the Company since November 1995.

KUNDAN S. RAYAT (Age 68) Director/Secretary. Mr. Rayat has over 45 years of experience as an entrepreneur and owner of a diverse spectrum of businesses, ranging from automotive to heavy construction, on three different continents. Since 1985, Mr. Rayat has primarily devoted his time to venture capital, investing in numerous start up ventures, and provides seasoned senior management advice to emerging market companies as a consultant. He has been a consultant for K.S. Rayat & Company from January 1985 through the present, where he has been an early stage venture capital investor in numerous start-up ventures and a consultant to emerging market corporations. Mr. Rayat has been a director and the secretary of the Company since August 1995 and provides seasoned management advise on such matters as growth strategy, finance, marketing strategies and selection of personnel. He is also a director of Far West Resources, Inc., a non-reporting company trading on the NASDAQ OTC Bulletin Board. He is the father of Harmel S. Rayat, president of the Company.

MICHAEL M. BLUE, M.D. Director. Dr. Blue is a Board-certified urologist who has practiced general urology for twenty years. He is a member of the American Medical Association, Oklahoma State Medical Association, South Central Urological Association and the American Urological Association. Dr. Blue has been a sole practitioner in private practice for the past twenty years. Dr. Blue joined the Board of Directors of the Company on August 15, 1996 and is responsible for supervising and continuing the development of all medical aspects of the MedCare program, as well as interacting and answering questions from other doctors within the MedCare system.


ITEM 9.  REMUNERATION OF DIRECTORS AND OFFICERS

     The following table sets forth certain information as to the Company's five highest paid executive officers and directors for the fiscal year ended December 31, 1995 and for the fiscal year which will end on December 31, 1996. No other compensation was paid or will be paid to any such officers other than the cash compensation set forth below.

                                 Summary Compensation Table
------------------------------------------------------------------------------
Name and principal position             |    Year           |    Salary
------------------------------------------------------------------------------
                                        |                 |
Harmel S. Rayat, President & CEO        |    1995           |    $2,500.00
Valerie Boeldt-Umbright, Director       |    1995           |    $43,500.00
Harmel S. Rayat, President & CEO        |    1996           |    $0.00
Valerie Boeldt-Umbright, Director       |    1996           |    $43,500.00
                                        |                   |
-------------------------------------------------------------------------------

     In fiscal 1995, the aggregate amount of compensation paid to all executive officers and directors as a group for services in all capacities was approximately $46,000.00. Compensation of $43,500 will be paid executive officers and directors for services in fiscal 1996.


ITEM 10.  SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITY
HOLDERS

The following table sets forth, as of June 26, 1996, the beneficial ownership of the Company's Common Stock by each person known by the Company to beneficially own more than 5% of the Company's Common Stock outstanding as of such date and by the officers and directors of the Company as a group. Except as otherwise indicated, all shares are owned directly.


-------------------------------------------------------------------------------
(1)                      (2)                          (3)             (4)
                 Name and address of           Amount and Nature     Percent
Title of Class   beneficial owner              of beneficial owner   of class

-------------------------------------------------------------------------------
Common stock        Harmel S. Rayat                 2,000,000         31.7%
                    5131 Highgate Street
                    Vancouver, B.C., V5R 3G9

Common stock        Directors and Officers          2,000,000         31.7%
                    as a group


ITEM 11.  INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS

     The Company maintains its executive offices on a shared basis with its President and Chief Executive Officer.

     On October 1, 1995, the Company acquired 100% of Manon Consulting Ltd. for nominal value. Diane Nunziato, a director of the Company, was a director and minority shareholder of Manon Consulting at the time of the transaction, which was approved by both boards after disclosure. The Company operates its Calgary clinic through Manon Consulting. Since Manon Consulting has no historical profitability and is partially responsible for the development of the MedCare program through Manon Consulting's clinical activities, the Company acquired Manon Consulting for nominal value.


ITEM 12.  SECURITIES BEING OFFERED

PREFERRED STOCK

     The Company has 1,000,000 preferred shares authorized, with none issued at this time. The Board of Directors may issue the preferred shares from time to time in one or more series, each series to have voting rights, preference in dividends and in liquidation and such other rights, preferences and conditions as the Board of Directors may designate by an amendment to the Company's Articles of Incorporation by action duly adopted without shareholder action and shareholder action shall not be required thereof.

COMMON STOCK

     The Company has 100,000,000 common shares authorized. The Company has 500,000 shares reserved under its 1995 Stock Option Plan for issuance at $3.00 per share until December 31, 2001. The optionees and numbers of shares optioned are as follows:

          Harmel S. Rayat          150,000
          Bhupinder Mann*          100,000
          Ranijit Bhogal*          100,000

          Herdev S. Rayat*         100,000
          Frank Mueller             10,000
          Sarbjit Thouli            10,000
          Grant Mackney             10,000
          Todd Weaver               10,000
          Dave Gamache              10,000

* As of June 30, 1996, each of these optinees have exercised options on 11,666 of their shares at $3.00 each.

     The Company has 300,000 shares reserved under its 1996 Stock Option Plan for issuance at $4.50 per share until June 20, 2001. None of these shares have been exercised. The optionees are as follows:

          Harmel S. Rayat               160,000
          Terry Johnston                60,000
          Valerie J. Boeldt-Umbright    40,000
          Dr. Michael M. Blue           40,000*

* These shares are for issuance at $5.00 per share until August 15, 2001.

     The Company has 500,000 shares reserved under its 1997 Stock Option Plan for issuance at $4.50 per share until November 18, 2001. None of these shares have been exercised. Only 200,000 of these shares have been assigned to directors and employees of the Company to date. These optionees are as follows:

          Valerie Boeldt-Umbright        100,000
          Terry Johnson                   20,000
          Michael M. Blue                 60,000
          Nicole Alagich                  10,000
          Charles Grahn                   10,000


                                     PART II


ITEM 1.  MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON
         EQUITY AND OTHER STOCKHOLDER MATTERS

     The shares of the Company's stock are traded on the OTC Bulletin Board and the following have been the average High and Low prices for the times indicated:

                                        High           Low
                                        ----        ---
January-March 1997                      $8.1875     $5.125
October-December 1996                   $5.125      $4.375
July-September 1996                     $5.625      $4.75
April-June 1996                         $5.625      $4.75
January-March 1996                      $4.785      $4.25
October-December 1995                   $6.00       $3.75

     The table above reflects the high and low bids beginning with the fiscal quarter after the 1200:1 reverse stock split of August 11, 1995. Prior to this period, the Company traded as Multi Spectrum Group, Inc. and traded between $0.02 and $0.03 per share for many years.

     There are no outstanding warrants or convertible securities other than stock options currently outstanding.

     As of June 30, 1996 there were 143 registered shareholders in the Company. There are no dividend restrictions in the Company. Market makers who have posted bids or offers during the period July 1995 through June 1996 are as follows: Wilson Davis & Co., Inc., Paragon Capital Corp., Wein Securities Corp., Troster Singer Corp. and Niab Trading Corporation.


ITEM 2.  LEGAL PROCEEDINGS

     There are no legal proceedings pending or threatened against the Corporation.


ITEM 3.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

     On August 25, 1995, the accounting firm of Jones, Thomas, Jenson and Associates was replaced by William L. Clancy, CPA, as the Company's independent accounting firm. There were and are no disagreements with Jones, Thomas, Jensen and Associates. Although the former accountant had not been engaged as the Company's accountant since the completion of the 1989 audit early in 1990, the Company sent the letter to the former accountant as a courtesy. The Company did not have an accountant during the fiscal years 1990 through 1992.

     The Company's former accountant did not issue a report on the Company's financial statements for either of the past two years.

     The Company's decision to change accountants was approved by the Board of Directors on August 25, 1995.


ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES

     On August 14, 1995, the Company acquired the MedCare UI system assets for 2,000,000 shares of the Company's common stock for a total value of $300,000. On August 15, 1995, the Company authorized in a Regulation D, Rule 504 Disclosure Memorandum the sale of 4,200,000 shares of its common stock at an offering price of $0.15. On September 20, 1995, the offering was completed with all shares being issued for a total value of $630,000, less offering costs of $30,000. These sales were made to Canadian and American citizens and a Form D was filed. On December 31, 1995, the Company issued 16,666 shares of its common stock for $50,000 cash and 25,000 shares of its common stock in exchange for consulting services to Cambridge Capital Corporation of Grand Turk, Turks & Caicos Islands, British West Indies, for a total value of $75,000. Cambridge Capital provided $75,000 of consulting services, paid by issuing 25,000 restricted common shares of the Company at a deemed value of $3.00 per share. These consulting services included advice, consultation and recommendations regarding European, Asian and Middle Eastern markets for urinary and fecal incontinence. In addition, Cambridge Capital made several introductions to potential joint venture partnerships in Asia, as well as potential sources of clinical expansion capital.

     The Company has just completed, on August 15, 1996, an offering via a Private Placement Memorandum pursuant to Regulation D, Rule 504. This offering was for a total of 50,000 shares 4of common stock at an offering price of $4.75 per share for a total offering of $237,500.

     The Company offered for sale a Private Placement Memorandum pursuant to Regulation D, Rule 504 which was begun on November 18, 1996 and completed on December 24, 1996. This offering was for 56,000 shares of common stock at $4.50 per share for a total offering of $252,000. The proceeds from this offering were used for equipment purchases, advertising and marketing and working capital.


ITEM 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

     The officers and directors of the Company are indemnified as provided under the Delaware General Corporation Law. No additional indemnification has been authorized.

                                     PART F/S
                                FINANCIAL STATEMENTS

     The Company's audited Financial Statements are attached hereto.


                                     PART III
                                INDEX TO EXHIBITS

                                                                         Page
Exhibit 1:     Articles of Incorporation and Amendments                  E-2
Exhibit 2:     Bylaws                                                    E-22
Exhibit 3:     Plan of Merger with Multi-Spectrum Group                  E-52
Exhibit 4:     Board Meeting Minutes for Reverse Stock Split of 8/11/95  E-117
Exhibit 5:     Board Meeting Minutes for Increase in Capital of 8/25/95  E-120
Exhibit 6:     Acquisition Agreement for Assets of MedCare Corporation   E-122
Exhibit 7:     504 Memorandum of 8/31/95                                 E-125
Exhibit 8:     504 Memorandum of 6/22/96                                 E-140
Exhibit 9:     Articles of Merger                                        E-163
Exhibit 10:    504 Memorandum of 11/18/96                                E-165
Exhibit 11:    Letter from former Accountant                             E-185
Exhibit 12:    Letter regarding acquisition of MedCare Protocol     E-186

                               FINANCIAL STATEMENTS

                                      CONTENTS

Independent Auditors Report............................................... F-1

Consolidated Balance Sheet at December 31,
  1996 and 1995 ...................................................... F-2-F-3

Consolidated Statement of Operations for the
  years ended December 31, 1996, 1995 and 1994............................ F-4

Consolidated Statement of Stockholders' Equity
  from Inception (January 17, 1986) Through
  December 31, 1996................................................... F-5-F-7

Consolidated Statement of Cash Flows for the
  years ended December 31, 1996, 1995 and 1994........................ F-8-F-9

Notes to the Consolidated Financial Statements...................... F-10-F-15

All schedules are omitted because they are not applicable or the required information is shown in the financial statements or notes thereto.

                                 26th Place
                           2601 East Thomas Road            PH: (602) 266-2646
                                 Suite 110                 FAX: (602) 224-9496
Clancy and Co., P.L.L.C.   Phoenix, Arizona 85016   E-MAIL: CLANCYPLLC@AOL.COM
------------------------------------------------------------------------------

                        INDEPENDENT AUDITORS REPORT

Board of Directors
MedCare Technologies, Inc. and
Subsidiaries
Lisle, Illinois  60532

We have audited the acccompanying consolidated balance sheet of MedCare Technologies, Inc. and Subsidiaries (A Development Stage Company),
(the Company), as of December 31, 1996 and 1995, and the related statements of income, stockholders' equity and cash flow for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit of the consolidated financial statements provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company at December 31, 1996 and the consolidated results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

The accompanying consolidated financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company is a development stage Company as defined in Financial Accounting Standards Board Statement No. 7. The Company is devoting substantially all of its present efforts in establishing a new business and although planned principal operations have commenced, there have been no significant revenues. Management's plans regarding the matters which raise doubts about the Company's ability to continue as a going concern are disclosed in Note 1 to the financial statements. These factors raise substantial doubt about its ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/S/CLANCY AND CO.
--------------------
Clancy and Co., P.L.L.C.
Phoenix, Arizona
March 21, 1997

                       MEDCARE TECHNOLOGIES, INC. AND SUBSIDIARIES
                            (A Development Stage Company)
                             CONSOLIDATED BALANCE SHEET
                             DECEMBER 31, 1996 AND 1995

                                       ASSETS
                                            1996                        1995
Current Assets
  Cash                                    $ 220,562               $   44,975
  Accounts Receivable -- Trade                7,351                      640
  Prepaid Expenses                           29,007                        0
                                            -------                   ------
  Total Current Assets                      256,920                   45,615

Property and Equipment
  Office Equipment                            5,274                    4,103
  Medical Equipment                          31,597                   16,799
                                            -------                  -------
                                             36,871                   20,902
  Less Accumulated Depreciation              20,237                    8,575
                                            -------                  -------
  Net Book Value                             16,634                   12,327


Other Assets
  Organization Costs
   - Net of Amortization                         64                      188
  Intangible Assets
   - The MedCare Program
   - Note 3                                 1,000                      1,000
                                          ---------                ---------
  Total Other Assets                        1,064                      1,188
                                         ----------               ----------

Total Assets                          $   274,618               $     59,130
                                            =======                  =======



   The accompanying notes are an integral part of these financial statements.
                                   F-2

                       MEDCARE TECHNOLOGIES, INC. AND SUBSIDIARIES
                             (A Development Stage Company)
                              CONSOLIDATED BALANCE SHEET
                              DECEMBER 31, 1996 AND 1995

                          LIABILITIES AND STOCKHOLDERS' EQUITY
                                           1996                        1995
Current Liabilities
  Accounts Payable                  $    20,372                     $   979
  Notes Payable                          48,135                      23,135
  Notes Payable - Officers               12,500                           0
                                        -------                      ------
  Total Current Liabilities              81,007                      24,114

Stockholders' Equity
  Preferred Stock,
  $.25 Par Value, Authorized
    1,000,000; Issued and
    Outstanding, at
    December 31, 1996
    and 1995, NONE                            0                           0

  Common Stock:  $0.001 Par
   Value, Authorized
   100,000,000; Issued
   and Outstanding,
   6,445,185 Shares at
   December 31, 1996 and
   6,300,185 at December
   31, 1995                               6,445                      6,300

Additional Paid
 In Capital                           1,372,631                    761,776
Loss Accumulated
 During The Development
 Stage                               (1,185,465)                  (733,060)
                                     ------------              ------------
Total Stockholders' Equity              193,611                     35,016
                                     ------------              ------------

Total Liabilities and
 Stockholders' Equity                $  274,618                 $   59,130
                                        =======                    =======



   The accompanying notes are an integral part of these financial statements.

                    MEDCARE TECHNOLOGIES, INC. AND SUBSIDIARIES
                          (A Development Stage Company)
                       CONSOLIDATED STATEMENT OF OPERATIONS
                  FOR THE PERIOD FROM INCEPTION (JANUARY 17, 1986)
                           THROUGH DECEMBER 31, 1996

                                                                   Loss
                                                                   Accumulated
                     Year ended     Year ended     Year ended      During The
                     December       December       December        Development
                     31, 1996       31, 1996       31, 1996        Stage
                                                                   (Unaudited)
Revenues             $  8,118      $   1,729          $   0        $   9,847

Expenses
  General and
    Administrative    463,324        692,762              0        1,200,900
                      _______        _______        ________       _________
  Total Expenses      463,324        692,762              0        1,200,900

Other Income
  Interest Income       2,801              0              0            5,588
                      _______       ________        ________       __________

Net Loss        $    (452,405)   $  (691,033)       $     0   $   (1,185,465)
                     =========      =========      ========       ===========
Net (Loss) Per
 Share of Common
 Stock            $     (0.07)     $   (0.11)       $   NIL    $        0.18
                     =========      =========      ========        ===========


    The accompanying notes are an integral part of these financial statements.

                  MEDCARE TECHNOLOGIES, INC. AND SUBSIDIARIES
                        (A Development Stage Company)
                CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY
               FOR THE PERIOD FROM INCEPTION (JANUARY 17, 1986)
                          THROUGH DECEMBER 31, 1996


                                                       Loss
                                                       Accumulated
                                          Additional   During the
                       Common Stock       Paid In      Development
                    Shares      Amount    Capital      Stage             Total
                                                       (Unaudited)
Balance,
 January 17, 1986        0      $    0    $ 0          $    0            $   0

Issued to officers and
  directors at $.002
  per share         2,500,000    2,500      2,500                        5,000

Issued pursuant
  to public
  offering at $.01  3,645,000    3,645     32,805                       36,450

Cost of offering                           (7,946)                      (7,946)

Net loss from
  inception on
  January 17,
  1986 through
  December 31, 1987                                        (316)          (316)
                    -----------  -------   --------      --------       --------
Balance, December
  31, 1987           6,145,000   6,145      27,359         (316)        33,188

Escrow fee for
 public offering                              (200)                       (200)

Net loss year ended
  December 31, 1988                                      (1,030)        (1,030)
                    ----------   -------    --------    ---------     ---------
Balance, December
  31, 1988           6,145,000    6,145      27,159      (1,346)        31,958

Net loss year ended
  December 31, 1989                                     (21,707)       (21,707)
                    ----------   -------    --------    ---------    -----------
Balance, December
  31, 1989           6,145,000     6,145     27,159     (23,053)        10,251

Issuance of
  stock in
  accordance
  with plan of
  merger with
  Multi Spectrum
  Group, Inc.
  February
  28, 1990          55,305,000    55,305    (55,305)

Net loss year ended
  December 31, 1990
  Unaudited                                              (10,201)      (10,201)
                    ----------    ------    --------    -----------   ----------
Balance,
  December
  31, 1990          61,450,000    61,450    (28,146)     (33,254)           50

Net loss
  year ended
  December
  31, 1991
  Unaudited                                                    0             0
                    ----------   -------    --------      ---------   ----------
Balance, December
  31, 1991          61,450,000    61,450    (28,146)     (33,254)           50


     The accompanying notes are an integral part of these financial statements.

                                    F-5


                        MEDCARE TECHNOLOGIES, INC. AND SUBSIDIARIES
                              (A Development Stage Company)
                      CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY
                     FOR THE PERIOD FROM INCEPTION (JANUARY 17, 1986)
                                THROUGH DECEMBER 31, 1996

                                                         Loss
                                                         Accumulated
                                         Additional      During the
                   Common Stock          Paid In         Development
                 Shares    Amount        Capital         Stage          Total
                                                         (Unaudited)
Issued to
  Group of
  Five, Inc.
  November
  13, 1992       8,772,800  $ 8,773       $ 0             $             $ 8773

Net loss
  year ended
  December
  31, 1992
  Unaudited                                            (8,773)         (8,773)
                 ----------   -------  --------     ----------       ---------

Balance, December
  31, 1992       70,222,800   70,223   (28,146)       (42,027)              50

Net loss
  year ended
  December
  31, 1993                                                  0                0
                -----------  -------   --------       ---------       ---------
Balance, December
  31, 1993       70,222,800   70,223   (28,146)       (42,027)              50

Net loss
  year ended
  December
  31, 1994                                                  0                0
                 ----------   ------   ----------     ----------      ---------
Balance, December
  31, 1994        70,222,800  70,223   (28,146)       (42,027)              50

Reverse Split
  1200:1,
  August
  11, 1995      (70,164,281)  (70,164)  70,164

Acquisition
  of MedCare UI
  System Assets
  August 4, 1995  2,000,000     2,000 (1,000)                         1,000

Issued pursuant
  to a public
  offering at
  $.001 per
  share September
  20, 1995        4,200,000     4,200   625,800                        630,000

Cost of offering                        (30,000)                       (30,000)

Purchase of
 100% of the
 outstanding
 stock of Manon
 Consulting, Ltd. on
 October 1, 1995
 - Note 1                                                     0              0

Issued for
  cash December
  31, 1995           16,666        17     49,983                        50,000

Issued for
  services
  December
  31, 1995           25,000        25     74,975                        75,000

Net loss
  year ended
  December
  31, 1995                                               (691,033)    (691,033)

                ------------     -------  ----------     ----------   ---------
Balance,
  December
  31, 1995         6,300,185    6,301   761,776        (733,060)     35,016

    The accompanying notes are an integral part of these financial statements.
                                       F-6


                         MEDCARE TECHNOLOGIES, INC. AND SUBSIDIARIES
                              (A Development Stage Company)
                       CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY
                      FOR THE PERIOD FROM INCEPTION (JANUARY 17, 1986)
                                THROUGH DECEMBER 31, 1996

                                                           Loss
                                                           Accumulated
                                           Additional      During the
                      Common Stock         Paid In         Development
                  Shares       Amount      Capital         Stage         Total
                                                           (Unaudited)

Issuance of
  common stock
  under 1995
  Stock Option
  Plan at
  $3.00 per share
  during 1996     36,000       $ 36         $ 107,964      $            $108,000


Issuance of
  common stock
  under 1996
  Stock Option
  Plan at $4.50
  per share
  during 1996       3,000         3            13,497                     13,500

Issuance of
  common stock
  under Private
  Placement at
  $4.75 per share
  dated June
  22, 1996          50,000       50           237,450                    237,500

Issuance of
  common stock
  under Private
  Placement at
  $4.50 per
  share dated
  December, 1996    56,000       56            251,944                   252,000

Net loss for
  year ended
  December
  31, 1996                                                (452,405)    (452,405)
                    --------    -------       --------    ---------    ---------
Balance, December
  31, 1996         6,445,185    $ 6,445    $  1,372,631  $(1,185,465)  $193,611
                     ====   =====      =====    ======    ======

     The accompanying notes are an integral part of these financial statements.
                                    F-7

                         MEDCARE TECHNOLOGIES, INC. AND SUBSIDIARIES
                              (A Development Stage Company)
                           CONSOLIDATED STATEMENT OF CASH FLOWS
                  FOR THE YEARS ENDED DECEMBER 31, 1996, 1995, AND 1994
                          AND FROM (INCEPTION (JANUARY 17, 1986)
                                THROUGH DECEMBER 31, 1996

                           Year Ended    Year Ended   Year Ended    From
                           December      December     December      Inception
                           31, 1996      31, 1995     31, 1994      Through
                                                                    December 31,
                                                                    1996
                                                                    (Unaudited)
Cash Flows
  from Operating
  Activities
  Net (Loss)             $ (452,405)    $ (691,033)   $  0          $(1,185,465)

Common Stock issued
  for services                    0              0       0                8,773

Adjustments to
  reconcile net
  (loss) to net
  cash provided
  by operating activities

  Depreciation and
    Amortization             11,662          8,575       0               20,237
Changes in Assets
 and Liabilities
  (Increase) Decrease in
    Accounts Receivable      (6,711)         (640)                       (7,351)
  (Increase) Decrease in
    Prepaid Expenses        (29,007)            0        0              (29,007)
  (Increase) Decrease in
    Organizational Costs        124          (138)       0                  (64)
  Increase (Decrease) in
    Accounts Payable         19,393           978        0               20,371
                         ----------     ---------      ------           --------
  Total Adjustments          (4,539)        8,775        0               12,959
                         ----------     ---------      ------           --------
Net cash provided
  (used) by
  operating
  Activities               (456,944)     (682,258)       0           (1,172,506)

Cash Flows from
 Investing Activities
  Purchase of Property
   and Equipment            (15,969)      (20,902)       0              (36,871)
                          ----------     ---------     ------          --------
Net cash flows from
 investing activities       (15,969)      (20,902)       0              (36,871)

Cash Flows from
 Financing Activities
  Proceeds from Sale
   of Common Stock          611,000       755,000        0            1,407,450
  Offering Costs                          (30,000)       0              (38,146)
  Notes Payable              25,000        23,135        0               48,135
  Notes Payable - Officers   12,500             0        0               12,500
                         ----------     ---------      ------         --------

Net cash provided by
  financing activities      648,500       748,135        0            1,429,939
                         ----------     ---------      ------         ---------

     The accompanying notes are an integral part of these financial statements.
                                        F-8

                         MEDCARE TECHNOLOGIES, INC. AND SUBSIDIARIES
                               (A Development Stage Company)
                            CONSOLIDATED STATEMENT OF CASH FLOWS
                    FOR THE YEARS ENDED DECEMBER 31, 1996, 1995, AND 1994
                           AND FROM (INCEPTION (JANUARY 17, 1986)
                               THROUGH DECEMBER 31, 1996

                        Year Ended   Year Ended   Year Ended    From
                        December     December     December      Inception
                        31, 1996     31, 1995     31, 1994      Through
                                                                December 31,
                                                                1996 (Unaudited)

Increase (decrease)
  in cash
  and cash
  equivalents           $ 175,587    $ 44,975     $ 0            $   220,562

Cash and cash
  equivalents at
  beginning of period      44,975           0       0                      0

Cash and cash
  equivalents at
  end of period         $ 220,562  $   44,975    $  0            $   220,562
                          ======       =====       ===               ======

Supplemental Information
Cash paid for:

   Interest              $ 0       $    0        $   0           $   0
                         ======        =====        ===             ======

   Income taxes          $ 0       $   0         $   0           $   0
                         ======        =====        ===             ======

Non-cash financing
   Intangible assets
   purchased with
   Common Stock          $ 0       $   1,000    $  0            $   1,000
                         ======        =======       ===           =======

      The accompanying notes are an integral part of these financial statements.
                                     F-9

                        MEDCARE TECHNOLOGIES, INC. AND SUBSIDIARIES
                             (A Development Stage Company)
                           NOTES TO THE FINANCIAL STATEMENTS
                              DECEMBER 31, 1996 AND 1995

NOTE 1 - ORGANIZATION

MedCare Technologies, Inc. (The Company), formerly known as Multi-Spectrum Group, Inc., was incorporated under the name Santa Lucia Funding, Inc., under the laws of the State of Utah on January 17, 1986 with an authorized capital of 50,000,000 common shares with a par value of $.001. On February 8, 1990, the Company adopted a plan of merger with Multi-Spectrum Group, Inc., a Delaware Corporation, in which Multi-Spectrum Group, Inc. would be dissolved and the name of Santa Lucia Funding, Inc. would be changed to Multi-Spectrum Group, Inc. The Company authorized a reverse split of 1200:1 to be effective August 11, 1995. On August 29, 1995, the Company approved an increase in the authorized capital to 101,000,000 of which 100,000,000 shares shall be Common Stock with a par value of $.001 and 1,000,000 shares shall be Preferred Stock with a par value of $.25 per share, and a name change to MedCare Technologies, Inc. On August 1, 1996, an agreement and plan of merger was entered into between the Company and MedCare Technologies, Inc ( A Delaware Corporation) whereby the state of incorporation was changed to Delaware from the state of Utah. The effective date of the agreement is August 27, 1996, the date accepted by the state of Delaware. The Company was inactive during the year 1991, issued stock for prior years services during 1992, and was inactive during 1993 and 1994. The Company had no revenues nor incurred any operating expenses during these inactive periods, other than the transaction during 1992.

On November 13, 1992, the Company issued 8,772,800 shares of common stock to Group of Five, Inc. in exchange for services rendered at $.001 per share or $8,773.

On August 11, 1995, the Stockholders authorized a reverse split of 1200:1 reducing the outstanding common shares to 58,519.

On August 11, 1995, the Company purchased 100% of the outstanding shares of MedCare Technologies, Corporation, a Nevada corporation that was incorporated on April 26, 1995 for $1.00. MedCare Technologies, Corporation was inactive from the date of incorporation through August 11, 1995, the date the Company purchased it. MedCare Technologies, Corporation will be a wholly owned subsidiary of the company.

On August 14, 1995, the Company, acquired the MedCare Protocol, a urinary incontinence procedure in exchange for 2,000,000 shares of the Company's common stock at $0.0005 for a total value of $1,000.

On September 20, 1995, the Company authorized in a 504D Disclosure
Memorandum, 4,200,000 shares of its common stock at an offering price of $0.15. On September 20, 1995, the offering was completed with all shares being issued for a total value of $630,000, less offering costs of $30,000.

   The accompanying notes are an integral part of these financial statements.
                                 F-10

                     MEDCARE TECHNOLOGIES, INC. AND SUBSIDIARIES
                           (A Development Stage Company)
                        NOTES TO THE FINANCIAL STATEMENTS
                           DECEMBER 31, 1996 AND 1995

NOTE 1 - ORGANIZATION (CONTINUED)

On October 1, 1995, the Company purchased 100% of the outstanding shares of Manon Consulting, Ltd. Manon Consulting, Ltd. will be a wholly owned subsidiary of the Company. Manon Consulting, Ltd. operates a clinic in Calgary, Canada. Since its purchase by the Company, it has been partially responsible for the development of the MedCare program.

The following is a condensed balance sheet of Manon Consulting, Ltd. at October 31, 1995:


Total Assets                                      $ 12,558
                                                   ======

Total Liabilities                                   23,841
Total Capital
   Common Stock                                         7
   Retained Earnings-A Deficit                    (11,290)
                                                 -----------
Total Liabilities and Capital                    $ 12,558
                                                   ======

The Company paid $7 for the outstanding common stock and assumed liabilities in excess of assets of $11,290. The excess was charged to operations during 1995.

On December 31, 1995, the Company issued 16,666 shares of its common stock for $50,000 cash.

On December 31, 1995, the Company issued 25,000 shares of its common stock in exchange for consulting services for a total value of $75,000.

During 1996, the Company issued 44,000 shares of its common stock at $3.00 per share under its 1995 Stock Option Plan, or $132,000.

During 1996, the Company issued 3,000 shares of its common stock at $4.50 per share under its 1996 Stock Option Plan, or $13,500.

On June 22, 1996, the Company issued 50,000 shares of its common stock at $4.75 per share in a 504D private place memorandum or $237,500.

On November 18, 1996, the Company issued 56,000 shares of its common stock at $4.50 per share a 504D private placement memorandum or $252,000.

   The accompanying notes are an integral part of these financial statements.
                                   F-11

                  MEDCARE TECHNOLOGIES, INC. AND SUBSIDIARIES
                        (A Development Stage Company)
                      NOTES TO THE FINANCIAL STATEMENTS
                         DECEMBER 31, 1996 AND 1995

NOTE 1 - ORGANIZATION (CONTINUED)

The Company is a development stage company, as defined in the Financial Accounting Standards Board No. 7. The Company is devoting substantially all of its present efforts in securing and establishing a new business, and although planned principal operations have commenced, there have been no significant revenues. This factor raises substantial doubt about its ability to continue as a going concern.

The financial statements have been prepared on the basis of accounting principles applicable to a going concern. Accordingly, they do not purport to give effect to adjustments, if any, that may be necessary should the Company be unable to continue as a going concern. The continuation of the Company as a going concern, is dependent upon its ability to establish itself as a profitable business. The Company's ability to achieve these objectives cannot be determined at this time. It is the Company's belief that it will continue to incur losses for at least 12 months, and as a result will require additional funds. The additional funding will be accomplished by seeking additional funds from private or public equity investments, with possible future additional funds from private or public equity investments, and possible future collaborative agreements to meet such needs and the Company will be a viable entity.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

A. Method of Accounting

The Company's financial statements are prepared using the accrual method of accounting.

B. Cash and Cash Equivalents

The Company considers all highly liquid debt instruments with a maturity of three months or less to be cash and cash equivalents.

C. Principles of Consolidation

The accompanying consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, MedCare Technologies Corporation and Manon Consulting, Ltd. Intercompany transactions have been eliminated in consolidation.

D. Equity Method

Investments in companies have been included in the financial report using the equity method of accounting. The Company's wholly owned subsidiaries, MedCare Technologies, Corporation and Manon Consulting, Ltd., are engaged in the business of medical consulting and services in Canada and the United States.

  The accompanying notes are an integral part of these financial statements.
                                     F-12

                       MEDCARE TECHNOLOGIES, INC. AND SUBSIDIARIES
                              (A Development Stage Company)
                            NOTES TO THE FINANCIAL STATEMENTS
                              DECEMBER 31, 1996 AND 1995

E. Deferred Charges

The Company has incurred start up costs from January 1, 1995 to September 30, 1995 amounting to $542,706. The total amount was charged to operations during the year ended December 31, 1995.

F. Organizational Expenses

Organizational expenses represent legal and filing fees. The Company is amortizing its organization costs over sixty (60) months using the straight line method.

G. Property and Equipment

Property and equipment, stated at cost, is depreciated under the straight-line method over their estimated useful lives as follows:

Office Equipment: 3 to 5 years
Medical Equipment: 3 to 5 years

Depreciation charged to expense during the period was $ 11,662 in 1996 and $8,575 in 1995.

H. Income Taxes

There has been no provision for income taxes, because of the losses that the Company has incurred to date. The Company has net operating losses that will expire, beginning with the years 2003 through 2008, in the amount of $1,200,691 and $575,960, in 1996 and 1995, respectively, unless utilized by the Company.

I. Earnings or (Loss) Per Share

Earnings or loss per share is computed based on the weighted average number of common shares and common share equivalents outstanding. Stock options are included as common share equivalents using the treasury stock method. The number of shares used in computing earnings (loss) per common share was 6,749,935 in 1996 and 6,497,155 in 1995.

J. Leases

The Company currently has the use of approximately 500 square feet of of fice space, the use of 2 board rooms, and all office equipment, including a photocopier and telephone equipment, on a shared basis with one of the Company's directors. The


   The accompanying notes are an integral part of these financial statements.
                                   F-13

                  MEDCARE TECHNOLOGIES, INC. AND SUBSIDIARIES
                        (A Development Stage Company)
                      NOTES TO THE FINANCIAL STATEMENTS
                        DECEMBER 31, 1996 AND 1995

offices are located at Suite 1408-400 Burrard Street, Vancouver, British Columbia, Canada. No rent is paid. There is no lease agreement in place. A second office is located at 2443 Warrenville Road, Suite 600, Lisle, Ilinois, 60532. These offices are rented on a month-to-month basis for $ 160 per month. Additional offices are located in Kansas City, Missouri and Oklahoma City, Oklahoma. No rent is currently being paid on these offices.

The Company also maintains a clinic currently being utilized as a developmental facility for The MedCare Program at 1133 Seventh Street, S.W., Calgary, Alberta, Canada. This clinic is 200 square feet in size and is located within a senior citizens' health facility at the Kerby Center for Seniors. The rent on this facility is approximately Canadian $400 per month.

NOTE 3 - THE MEDCARE PROGRAM

On August 14, 1995, the Company acquired the rights to MedCare Protocol, a urinary incontinence procedure in exchange for 2,000,000 shares of its common stock. The transaction was accounted for in accordance with the process for valuation of intangible assets as described in Statement No. 17 of the Accounting Principles Board. The Company has continued to further enhance the MedCare Protocol for the treatment of urinary incontinence that significantly reduces or completely eliminates the majority of UI cases using a non-drug, non surgical protocol that takes into account the clinical, cognitive, functional and residential status of the patient. The Company intends to amortize the cost of the system over 15 years, based on Management's estimated useful life of the protocol, beginning with the first year in which commercial sales occur. Management reassesses annually the estimated useful life. Such amortization will result in charges against earnings of $66 per year for each of the years.

NOTE 4 - NOTES PAYABLE

The Company has loans payable to officers of related Companies in amount of $23,135 that are paid back as cash flows allow. The notes are demand notes with no interest rate currently applicable. On March 7, 1996, the Company borrowed $25,000 from a nonrelated company. The note is a demand note with no interest rate currently applicable.

TRANSACTIONS WITH RELATED PARTIES

Notes payable represent advances from related of ficers that are paid back as cash flows allow. The notes are demand notes with no interest rate currently applicable. The President of Company loaned the Company $12,500 on August 8, 1996. The note is a demand notes with no interest rate currently applicable.


 The accompanying notes are an integral part of these financial statements.
                                  F-14

                         MEDCARE TECHNOLOGIES, INC. AND SUBSIDIARIES
                               (A Development Stage Company)
                             NOTES TO THE FINANCIAL STATEMENTS
                                DECEMBER 31, 1996 AND 1995

NOTE 6 - STOCK OPTIONS

     The Company has issued stock options to various directors, officers and employees. The option prices are based on the fair market value of the stock at the date grant. The Company maker no charge to operations in relation to option grants.

The Company's stock option transactions for the years ended December 31, 1996 and 1995 are summarized as follows:

                                                      Number of         Option
                                                      Shares            Price

Options outstanding and exercisable at                500,000           $3.00
December 31, 1995

Options granted in 1996                               300,000           $4.50

Options exercised during 1996 under
the 1995 Stock Option Plan                            (36,000)          $3.00

Options exercised during 1996 under
the 1996 Stock Option Plan                             (3,000)          $4.50
                                                    -----------         -----
Options outstanding and exercisable at
December 31, 1996                                     758,000      $3.00-4.50
                                                    ===========    ==========


NOTE 7 - SUBSEQUENT EVENTS

1. On February 4, 1997, the Company authorized in a 144 Disclosure Memorandum, 176,000 shares of its common stock at an offering price of $6.25 per share for a total value of $1,100,000.

2. As of March 21, 1997, 24,000 shares of common stock at $3.00 have been exercised under the Company's 1995 stock option plan and 7,500 shares at $4.50 have been exercised under the Company's 1996 stock option plan.

3. On November 1, 1996, the Company authorized the 1997 Stock Option Plan and reserved 500,000 shares of its common stock for issuance thereunder subject to stockholder approval at the next annual general meeting.

4. In February, 1997, the Company opened another facility in Winter Park,
Florida.


  The accompanying notes are an integral part of these financial statements.

                                    SIGNATURES

     The issuer has duly caused this offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Vancouver, Province of British Columbia, Canada, on October 25, 1997.


                                                    MEDCARE TECHNOLOGIES, INC.


                                   By    /s/ Harmel S. Rayat
                                      ________________________________________
                                      Harmel S. Rayat, Chief Executive Officer


     This offering statement has been signed by the following persons in the capacities and on the dates indicated.



/s/ Harmel S. Rayat                                  10/25/97
___________________________________________         ________________________
Harmel S. Rayat, Director                                              Date

/s/ Jeff Aronin                                  10/25/97
___________________________________________         ________________________
Jeff Aronin, President and Director                                    Date

/s/ Kundan S. Rayat                                  10/25/97
___________________________________________         ________________________
Kundan S. Rayat, Secretary and Director                                Date


/s/ Valerie Boeldt-Umbright                          10/25/97
___________________________________________         ________________________
Valerie Boeldt-Umbright, Director                                      Date


/s/ Michael M. Blue                                  10/25/97
--------------------------------------------       ------------------------
Dr. Michael M. Blue                                                    Date


/s/ Jake Jacobo                                   10/25/97
____________________________________________       ________________________
Dr. Jake Jacobo, Director                                               Date